HUDSON'S GRILL OF AMERICA, INC.
1997 ANNUAL REPORT

                   LETTER TO THE SHAREHOLDERS


To the Shareholders of Hudson's Grill of America, Inc.:

     In 1997, Hudson's Grill of America, Inc. (the "Company"), continued to sell its company owned and operated and affiliated restaurants and to sell franchises. However, it has also begun to focus again on building new Hudson's Grills through subsidiaries.
A new location is currently under construction in the Dallas area near the suburb of Richardson, Texas. This has continued the Company's past policy of building a greater territorial base for its sales. The Company currently has operating franchises in California and Texas, and has franchise agreements for new restaurants in Michigan and Nevada.

     1997 has been a busy year for the Company, especially regarding franchise development. In March of 1997, the Company announced that it had entered into a development agreement with Alternate Technologies, Inc. ("ATI"), a company owned by Travis Bryant, the originator of the Hudson's Grill concept, to build twenty restaurants in the State of Texas over the next ten years. And in April of 1997, the Company announced that it had signed a franchise agreement with Mark Myers of Jackson, Michigan. Mr. Myers is a former Little Caesar's franchisee who intends to build and open the new prototype Hudson's Grill building by the end of the year. In September 1997, a subsidiary of the Company signed a lease with the Prudential Insurance Company to lease a freestanding, build-to-suit pad site at the Keystone Park shopping center located near Richardson, Texas, a suburb of Dallas. This is the Company's first new restaurant developed since the early 1990's. The Company announced plans to develop more sites into Company-owned or affiliated restaurants based on its new prototype, which uses free-standing buildings instead of sites in shopping strips. The Company expects that the new site will be open for business in July 1998.

     The Company formed another new subsidiary called Hudson's Grill International, Inc. ("International"), and as of December 1, 1997, most of the Company's assets were transferred to the new subsidiary; the only liabilities that International assumed were those associated with the operation of its headquarters in Dallas, Texas. The subsidiary is incorporated in Texas; the assets that formerly were operated by the Company essentially have been transferred to the new subsidiary. This was done to move officially the Company's operations to Texas from California, to get out from underneath California rules and regulation, and to give the Company a fresh start if it should decide to spin the subsidiary off to the Company's shareholders. This proposal to spin off the subsidiary will be put to a shareholder vote at the upcoming annual meeting. On December 19, 1997, the Company announced that it had agreed in principle with Kirk, Inc., for a new franchise to be located in the Reno, Nevada, area. Kirk, Inc.'s principal owners are George Matthews and Kirk Neiderhaus, who currently operate a jet ski and para sailing business on Lake Tahoe, Nevada. Kirk, Inc., plans to build a freestanding Hudson's Grill restaurant and to open it in late 1998 or early 1999.

     Since the end of 1997, the Company has announced that on January 20, 1998, the Company formed an affiliate, Hudson's Grill of Denton/Trinity, Inc., to operate the Carrollton, Texas, Hudson's Grill. The former Carrollton franchisee's furniture, fixtures and equipment had been repossessed and its right to possess the premises had been terminated by the landlord. Afterward, the landlord entered into a lease with the Company's affiliate to lease the premises and the owner of the furniture, fixtures and equipment entered into a lease with the affiliate also. The affiliate is now operating the Carrollton restaurant. On April 1, 1998, the Company signed a franchise agreement with Sharfe, L.L.C., a Michigan limited liability company, to open a Hudson's Grill in Marquette, Michigan. The restaurant will be a free standing building and will be operated by Frank and Jim Stabile.

     Although there have been considerable costs associated with all of these activities, and though the benefits won't be realized until the new units actually come "on line", Hudson's appears to be poised to show considerable progress in the coming months, provided that it can steer clear of problems with past leases, which, unfortunately, continue to plague the Company.


                                             David L. Osborn
                                             President and Chief Executive
                                             Officer



                        HUDSON'S GRILLS

     Hudson's Grill is a full service, limited menu concept with alcoholic beverage service. The management teams work with the philosophy that the customer should be viewed as their "Guest". They stress quality of product and service, efficient flow of communications, integrity in job performance and strong employee morale. These restaurants range in size from 2,500 to 5,500 square feet. The decor package has the theme of a "Classic Grill of the 50's and 60's", with the front end of a Hudson's automobile coming through the wall as a main feature. Some restaurants are in free standing buildings, and some are located within in-line shopping centers. The average Hudson's Grill employs approximately forty employees, seventy percent of whom are part-time employees.

     The restaurants have similar operations and offer similar food. The Company's expansion plans now include adding new franchises, as well as opening a limited number of Company owned and operated units in the future. Since the restaurant industry is very competitive, the Company plans to attract loyal patrons by higher levels of service and more exacting specifications for its products.

     Most Hudson's Grill restaurants open at 11 a.m. and remain open until midnight, seven days a week, utilizing the same menu throughout all parts of the day. They specialize in 1/3 pound hamburgers with the beef patties produced to very exacting specifications. The menu also features an expanded chicken sandwich section using top quality chicken breasts and whole wheat buns. Also on the menu are salads, sandwiches, a variety of appetizers, fajitas, tacos, and handmade milkshakes and malts. Cocktails, beer and wine are also available with food. The full service restaurant concept utilizes booths and tables with waiters and waitresses serving the guests.

     At December 28, 1997, the Company employed four (4) persons, who were corporate employees. One of the three employees was employed part-time.

                       FRANCHISE PROGRAM

     The Company has been issued the trademark registration of a "Hudson's Grill" logo and of the "Hudson's" name. It also has registered its "Burgers*Shakes*Rock'n Roll" service mark. In the past, the Company has secured a permit from the California Department of Corporations to issue Hudson's Grill franchises in California and uses a Uniform Franchise Offering Circular where permitted. Beginning in 1998, a subsidiary of the Company will be securing the permit. As of December 28, 1997, the Company had thirteen (13) franchised restaurants that were in operation. The current standard terms to franchise a restaurant are an initial fee of Twenty Five Thousand Dollars and a royalty of four percent of sales, and require that three percent of sales be used for advertising. For these payments, the Company is obligated to do the following: screen and train potential franchisees, review and approve sites, and provide an operations manual and assistance.

     The Company currently has plans to construct several Hudson's Grill restaurants in the Dallas, Texas, area to use for demonstration and testing purposes. One location in Dallas is currently under construction and is planned to be open on July 1, 1998. Other than these units and the possible purchase and conversion of several other restaurants if funds and credit become available, the Company plans to expand mostly through adding franchises.


                     OFFICERS AND DIRECTORS

Below are officers and directors of the Company and their primary employer:

                             Principal
                             Occupation             Principal
                             or         Name of     Business of
Name            Position     Employment Employer    Employer

David L. Osborn Chairman of  Chief      Southpoint  Restaurant
                the Board,   Executive  Management  Management
                Chief        Officer or Corp.,      Services and
                Executive    Partner    Famous      Operations
                Officer                 Bars,
                and                     Grills &
                Director                Cafes of
                                        America,
                                        Inc., and
                                        DAC Assoc.


Thomas A. Sacco Senior Vice  Vice-      Dalms, Inc. Restaurant
                President -  President              Consulting
                Operations
                 and
                Franchise
                Development
                and Director


Robert W.       Director     Attorney   Fischer &   Legal
Fischer                                 Sanger      Services


Mitzy Ferguson  Secretary    Admini-    Hudson's    Franchisor of
                             strative   Grill of    Restaurants
                                        America,
                                        Inc.


Jane Taylor     Treasurer    Admini-    Hudson's    Franchisor of
                             strative   Grill of    Restaurants
                                        America,
                                        Inc.


              MARKET PRICE AND MARKET INFORMATION

MARKET INFORMATION

     The Company's Common Stock, no par value, is traded in the over-the-counter market and trades under the National Association of Security ("NASD") symbol "HDSG". As of March 31, 1998, there were approximately Three Hundred Twenty (320) registered holders of record of the company's Common Stock (this excludes shareholders whose stock is held by a nominee or in "streetname", because a nominee or streetname holder is counted as one registered shareholder even if a nominee is holding stock for several shareholders). The following table sets forth the reported high and low bid prices of the Common Stock for the periods indicated as regularly quoted by the NASD OTC Bulletin Board. The over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

FISCAL YEAR ENDED DECEMBER 28, 1997          High      Low
First Quarter ended March 31, 1997           3/32      1/32
Second Quarter ended June 30, 1997           3/32      3/32
Third Quarter ended September 30, 1997       3/32      3/32
Fourth Quarter ended December 28, 1997       3/32      3/32

FISCAL YEAR ENDED DECEMBER 29, 1996          High      Low
First Quarter ended March 31, 1996           3/32      1/16
Second Quarter ended June 30, 1996           1/8       1/16
Third Quarter ended September 30, 1996       3/16      1/16
Fourth Quarter ended December 31, 1996       1/16      1/32

FISCAL YEAR ENDED DECEMBER 31, 1995          High      Low
First Quarter ended March 31, 1995           1/8       1/32
Second Quarter ended June 30, 1995           1/16      .02
Third Quarter ended September 30, 1995       1/16      .02
Fourth Quarter ended December 31, 1995       1/16      .02


     As of March 27, 1998, the closing bid price of the Common
Stock was 3/32 of one dollar (nine and 3/8th cents) ($.09375).
This information was obtained from the Stock Quote provided by "Yahoo" on the Hudson's Grill internet site http://www.hudsonsgrill.com. and from the National Quotation Bureau, LLC, of New York City, New York.

DIVIDENDS

     The Company has not paid cash dividends on its common stock, and the present policy of the Company's Board of Directors (the "Board") is to retain earnings attributable to common stock to provide funds for the operation and expansion of the Company's business. The Company does not expect to pay cash dividends on its common stock in the foreseeable future.


                          ACCOUNTANTS

     The Company has invited accountants from Hein + Associates to be present at the Annual Meeting; therefore they may be present. If a representative of Hein + Associates is present at the Annual Meeting of Shareholders, the representative will be allowed to answer appropriate questions, and will be afforded an opportunity to make a statement if so desired.


              MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF ITS FINANCIAL STATEMENTS

     For the year ended December 28, 1997, the Company had a net loss of Three Hundred Ninety-one Thousand One Hundred Ninety-eight Dollars ($391,198). This compares to a net loss of Two Hundred Sixty One Thousand Three Hundred Thirty Four Dollars ($261,334) for the year ended December 29, 1996, and net income of Thirteen Thousand Four Hundred Forty Eight Dollars ($13,448) for the year ended December 31, 1995. The net income for the year ended December 31, 1995, resulted primarily from interest income and a gain on restaurant closures. Three hundred Forty-six Thousand Sixty-seven Dollars ($346,067) of the 1997 losses were attributable to closing restaurants and setting aside a reserve for litigation expenses related to leases at former Hudson's Grills; Forty-five Thousand One Hundred Thirty-one Dollars ($45,131) of the losses are from ongoing operations.

     Several years ago the Company began closing poorly performing restaurants and selling the remaining profitable ones. Losses due to restaurant closures amounted to One Hundred Forty-six Thousand Sixty-seven Dollars ($146,067) for the year ended December 28, 1997, but showed a gain of Eighty Six Thousand Seven Hundred Sixty Six Dollars ($86,766) for the year ended December 31, 1995. The gain resulted because in 1995 the Company reached a final settlement on a lease of a closed restaurant in an amount of $86,766 less than had been previously accrued. The loss in 1997 resulted primarily from the write-off of One Hundred Thirty Thousand Seven Hundred Ninety Dollars ($130,790) of equipment and improvements on the Westlake location, which was abandoned in March 1998.

     The Company has disposed of almost all of its direct and indirect restaurant operations and is almost solely in the franchising business; beginning in 1997 it is proceeding to build, buy and operate Company owned restaurants, some of which will be used as models and training facilities for future franchisees.


REVENUES

     Because the Company was holding its remaining restaurants for sale and those restaurants were operated by third parties under joint venture agreements, it had no sales or expenses from restaurant operations after January 1994, except for portions of each year, during which time the Company operated restaurants that were temporarily taken back from prospective purchasers of the restaurants. The Company continued to record only joint venture revenues for the remaining stores which were operated under joint venture agreements. These revenues ceased when the last joint venture stores were sold in 1996. The remaining restaurants which were subject to sales contracts, are not operated as joint ventures but are being operated by their prospective purchasers. The prospective purchasers paid royalties and advertising fees even though they were not yet franchisees, and these fees are being accounted for separately from the royalties received from franchisees. This non franchise royalty fee income amounted to Fifteen Thousand Five Hundred Seventy-two Dollars ($15,572) in the year ended December 28, 1997, and were Forty Thousand Four Hundred Fifty Nine Dollars ($40,459) for the year ended December 29, 1996; as the sale of these restaurants is completed, the Company does not expect any future royalties from restaurants under sales contracts, but rather these fees will be accounted for as normal franchising revenues.

     Franchise revenues should continue to increase as new franchises are added and as restaurants under sales contracts become franchises (see above). Franchising revenues have increased from Two Hundred Ninety Five Thousand Three Hundred Thirteen Dollars ($295,313) for the year ended December 31, 1995; to Three Hundred Seven Thousand Five Hundred Forty Nine Dollars ($307,549) for the year ended December 29, 1996; to Three Hundred Forty-one Thousand Five Hundred Forty-six ($341,546) for the year ended December 28, 1997. Seventy Four Thousand Three Hundred Seventy Four Dollars ($74,374) of the franchise revenues for the year ended December 31, 1995, were due to one time initial franchise fees of Twenty Five Thousand Dollars ($25,000) per franchise for three new franchises(minus minimal costs); Twenty Thousand Dollars ($20,000) of the franchise revenues for the year ended December 29, 1996, were due to one time initial franchise fees; and Fifty Thousand Dollars ($50,000) of the franchise revenues for the year ended December 28, 1997, were due to one time initial franchise fees.

     The rest of the franchise revenues were the result of the weekly continuing royalty fees paid by franchisees. Thus, continuing franchise revenues increased from Two Hundred Twenty Thousand Nine Hundred Thirty Eight Dollars ($220,938) for the year ended December 31, 1995, to Two Hundred Eighty Seven Thousand Five Hundred Forty Nine Dollars ($287,549) for the year ended December 29, 1996, to Two Hundred Ninety-one Thousand Five Hundred Forty-six Dollars ($291,546) for the year ended December 28, 1997.


COSTS AND EXPENSES

     Since the Company is and has been selling or closing its restaurants, an analysis of restaurant costs of sales and of restaurant operating expenses is no longer meaningful because almost all of the Company's restaurants have been or are being sold and converted to franchises, or shut down. Restaurant cost of sales have risen from the temporary operating of restaurants held for sale as described above. General and administrative expenses, and the depreciation and amortization expenses for equipment leased to restaurants will continue to be important. General and administrative expenses for the year ended December 28, 1997, decreased to Seven Hundred Four Thousand Nine Hundred Sixty Dollars ($704,960) from Seven Hundred Ninety Eight Thousand Six Hundred Seventy Five Dollars ($798,675) for the year ended December 29, 1996. For the year ended December 31, 1995, general and administrative expenses were Four Hundred Eighty Four Thousand Six Hundred Fifty Six Dollars ($484,656). The decrease in general and administrative expenses during the past fiscal year results from a non-recurring charge to expense of One Hundred Eighteen Thousand Two Hundred Twenty-one Dollars ($118,221) in 1996 for the reduction of a note receivable from Famous Bars, Grills and Cafes of America, Inc. The increase in general and administrative expenses from the year ended December 31, 1995, to the year ended December 29, 1996 were the result of increases in franchising activities (e.g., an increase of $39,464 in supplies and advertising), bad debts (e.g., $54,860 in royalties and interest owed by restaurants), the reduction in the Famous Bars, Grills and Cafes of America, Inc. note ($118,221), and contract services (increased by $74,459).

     Under an oral agreement which ended December 31, 1997, the Company was paying for a consultant whose job it was to increase the number of franchises and to monitor the franchisees' restaurant operations. Moreover, the consultant was responsible for supervising most management and administrative functions of the Company. The consultant has continued to work for the Company, but will only be paid a portion of the franchise fees paid by new franchisees signed by the consultant. This portion of general and administrative expenses is likely to decrease in the future as the Company returns to building new restaurants, and as the Company has less fixed expenses related to the terminated consulting agreement.

     Depreciation and amortization, which for the year ended December 28, 1997, was Thirty-two Thousand Eight Hundred Ninety-three Dollars ($32,893); for the year ended December 29, 1996, was Fifty Eight Thousand Three Hundred Seventy One Dollars ($58,371); and was Eighty Seven Thousand One Hundred Forty Seven Dollars ($87,147) for the year ended December 31, 1995, has decreased to the extent that furniture, fixtures and equipment have been sold to the purchasers of the Company's restaurants, to the extent restaurants have been closed and written off and to the extent that current furniture, fixtures and equipment age. This expense will increase in the future as the Company builds and operates its own restaurants.

     Interest expense has decreased significantly since the year ended December 31, 1995. The Company recorded interest expense of Six Hundred Seventy-to Dollars ($672) for the year ended December 28, 1997, Ninety Six Thousand Seven Hundred Thirty Four Dollars ($96,734) for the year ended December 29, 1996, and One Hundred Four Thousand Two Hundred Twenty Dollars ($104,220) in the year ended December 31, 1995. A large part of the decrease resulted from the exchange of notes owed to the Company to pay off obligations owed to Mr. Travis Bryant. The Company had only one remaining note payable after that exchange, for $35,542, which was repaid in 1997.

     Interest income has decreased significantly since the year ended December 31, 1995 for the same reason that interest expense has decreased. The Company received interest income of Eighty-one Thousand Nine Hundred Fifty-four Dollars ($81,954) in the year ended December 28, 1997. It received interest income of One Hundred Eighty Thousand One Hundred Thirty Five Dollars ($180,135) during the year ended December 29, 1996; this compares to One Hundred Seventy Six Thousand Seven Hundred Thirty Dollars ($176,730) in interest income for the year ended December 31, 1995. Thus, the net interest income (interest income minus interest expense) has remained somewhat stable. In the year ended December 28, 1997, it was Eighty-one Thousand Two Hundred Eighty-two Dollars ($81,282); it was Eighty Three Thousand Four Hundred one Dollars ($83,401) for the year ended December 29, 1996, and it was Seventy Two Thousand Five Hundred Ten Dollars ($72,510) for the year ended December 31, 1995.


LIQUIDITY AND CAPITAL RESOURCES

     At December 28, 1997, the Company had a negative working capital of Six Thousand Eight Hundred Thirteen (-$6,813) as compared to a positive working capital of One Hundred Seventeen Thousand Four Hundred Twenty Eight Dollars ($117,428) at December 29, 1996, and One Hundred Ninety Five Thousand Five Hundred Six Dollars ($195,506) at December 31, 1995. The decrease is largely due to a substantial increase in current liabilities. The increase in current liabilities was largely the result of a substantial increase in accrued liabilities to set up a reserve for potential litigation expenses involving leases of former Hudson's Grills.

     After the Company has sold most or all of its restaurants, changes in its liquidity and capital will depend mostly on initial franchise fees and from continuing royalty fees received from franchisees using the Company's trademark and restaurant concept, rather than on equipment leasing, which should remain stable for the next several years. As the Company resumes building restaurants, its liquidity and working capital will again become more dependent on revenue from direct restaurant operations.

     The Company received One Hundred Sixteen Thousand Eight Hundred Twenty One Dollars ($116,821) in net cash proceeds from the sale of restaurants in the year ended December 29, 1996, and Twelve Thousand One Hundred Eighty Two Dollars ($12,182) in net cash proceeds from the sale of restaurants in the year ended December 31, 1995. The Company received no cash proceeds in 1997 from the sale of restaurants since most of the remaining sales of restaurants are to a large extent being financed by the Company with notes and leases covering furniture, fixtures and equipment. To the extent that the purchasers of the remaining restaurants pay their notes and their lease obligations on a timely basis, the Company's cash resources and liquidity will increase.

     In January 1994, the Company reached a tentative agreement with its largest secured creditor to reduce and restructure the secured debt owed to the creditor and certain other related liabilities owed to him. As part of this agreement, the Company loaned money to an entity formerly affiliated with the creditor, and received a note in return (the "FGA Note"). The scheduled payments on the "FGA Note" were approximately equal to the amounts payable to the secured creditor under the restructured credit agreement, and payments not received on the "FGA Note" would be used to offset payments on the note payable to the secured creditor. This arrangement would help reduce the future cash requirements of the Company. The revision of the credit agreement was finalized and completed on June 28, 1994.

     In 1995, the company formerly affiliated with the secured creditor formally requested and obtained from the Company a modification of the FGA Note; the Company was to forego payments until February 1996, at which time the entire amount of unpaid principal and interest would be amortized at 8% over ten years. Correspondingly, the Company began to exercise its right of offset on its note payable to the secured creditor. The Company was assigned several notes receivable with an aggregate face value of One Million One Hundred Ninety Nine Thousand Dollars($1,199,000) as additional collateral in connection with this note modification.

     On December 29, 1996, the Company agreed to reduce the FGA note by One Hundred Eighteen Thousand Two Hundred Twenty One Dollars ($118,221) in exchange for the transfer of an additional two percent (2%) in royalty fees from four Hudson's Grill restaurants sold by it since 1995 (one of the restaurants has since been closed). The reduced FGA Note was then exchanged with the secured creditor as full payment of the Company's obligations to the secured creditor. This arrangement improved cash flow by the amount of additional royalties received from the three Hudson's Grills formerly owned by FGA.

     Until the Company opens or buys other Hudson's Grills, as the Company sells its remaining interests in restaurants and as these restaurants are paid off, the Company's revenues will become more dependent on initial franchise fees and on royalty fees from franchised restaurants that are opened, all of which are currently located in California and Texas.

     In January 1997, the Company sold its Pomona, California, restaurant and received a note receivable of $114,200 and a lease receivable of $240,000. The Company may repossess this location, which is delinquent in its obligations to the Company as of December 28, 1997. The Company's net investment in this note receivable is approximately $33,000 as of December 28, 1997. The Company believes the restaurant is a sufficiently profitable location to allow it to recoup its investment should it need to foreclose.

     During 1996 in connection with the sale of its Oxnard, California, restaurant, the Company received a note receivable of $282,086 and a lease receivable of $450,000. The note and lease receivable were re-negotiated during 1996.

     A note and lease receivable in the total amount of $195,000 received on account of the sale of the Westlake, California
Hudson's Grill, were foreclosed upon by a the Company and the location repossessed. This restaurant was resold, and was again repossessed, and in 1998, the location was closed by a subsidiary of the Company. The Westlake landlord has recently filed a lawsuit against the Company, alleging that the Company is a guarantor of the lease, and asking for unpaid future rent. The Company's liquidity and resources will be drained to the extent that the Company has to pay to defend and/or settle this lawsuit. A similar occurrence with a Whittier, California, landlord may also drain liquidity and resources.

     The effects of inflation on the Company are minimal on the Company; however, the recent rise in the minimum wage has affected franchisees and as a result the Company has raised the prices charged for various menu items. To the extent that the Company owns and opens new restaurants, the increase in minimum wage will reduce the Company's profitability unless the increased menu prices produce an increase in revenues equal to or more than the increase in labor costs.

     The Company does not sustain much seasonal volatility in revenues since its franchisees are dispersed geographically and climactically.

     Since the Company does not rely heavily on computer software and processing to run its business, problems with changing software to accommodate the year 2000 and years thereafter are not likely to have an impact on the Company.


                    FORM 10-KSB ANNUAL REPORT

     A copy of Hudson's 1997 Form 10-KSB Annual Report, as filed with the Securities and Exchange Commission, is available upon request to shareholders and beneficial owners of shares in the Company upon written request addressed to: Hudson's Grill of America, Inc., 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248.


                     ADDITIONAL INFORMATION

                        EXECUTIVE OFFICE

The address for the executive office is:

                    16970 Dallas Parkway, Suite 402
                    Dallas, Texas 75248


                      INDEPENDENT AUDITORS

                    Hein + Associates
                    12770 Coit Road, Suite 1150
                    Dallas, Texas 75251


                         LEGAL COUNSEL

                    Fischer & Sanger
                    5956 Sherry Lane, Suite 1204
                    Dallas, Texas 75225


                  REGISTRAR AND TRANSFER AGENT

                    U. S. Stock Transfer Corporation
                    1745 Gardena Avenue
                    Glendale, CA 91204-2991


                      STOCKHOLDERS MEETING

     The 1998 Annual Meeting of Stockholders will be held at the Hudson's Grill in Carrollton, Texas, located at the Carrollton Value Center at Old Denton Drive and Trinity Mills (2540 Old Denton Drive, Suite 314), Carrollton, Texas, on Friday, May 29, 1998, at 10:00 a.m. A notice of the meeting, proxy statement and proxy voting sheet, have been mailed to stockholders with this Annual Report.

                      FINANCIAL STATEMENTS

     Attached are the audited financial statements of the Company for the most recent fiscal year ended December 28, 1997.



INDEPENDENT AUDITOR'S REPORT

HUDSON'S GRILL OF AMERICA, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

FOR THE PERIODS ENDED

DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995







                      INDEPENDENT AUDITOR'S REPORT



Board of Directors
Hudson's Grill of America, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Hudson's Grill of America, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the periods ended December 28, 1997, December 29, 1996, and December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson's Grill of America, Inc. and its subsidiaries as of December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for the periods ended December 28, 1997, December 29, 1996, and December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and currently has a shareholders' deficit and certain contingent liabilities, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainity.




Hein + Associates llp
Certified Public Accountants


March 9, 1998
Dallas, Texas

            HUDSON'S GRILL OF AMERICA, INC.CONSOLIDATED BALANCE SHEETS

                                 ASSETS

                                            December 28, December 29,
                                              1997         1996

CURRENT ASSETS:

Cash and cash equivalents                     $ 42,401   $ 78,680

Accounts receivable, net of allowance
 for doubtful accounts of $49,000
 and $22,907, respectively                      69,830     66,165

Current portion of notes and leases
 receivable                                    100,000    121,055

Prepaid expenses and other                      23,185     16,492
                                              ________  _________
  Total current assets                         235,416    282,392


PROPERTY AND EQUIPMENT, at cost:

Leasehold improvements                           2,969    614,706

Restaurant equipment                            33,378    518,674

Furniture and fixtures                           5,851    188,507
                                              ________  _________
  Total property and equipment                  42,198  1,321,887

Less accumulated depreciation and
 amortization                                   (7,030)(1,080,338)
                                              ________  _________
  Property and equipment, net                   35,168    241,549

LONG-TERM PORTION OF NOTES AND LEASES
RECEIVABLE, net allowance of $33,000 in 1997   791,858    748,222

LIQUOR LICENSES, net of accumulated
amortization of $30,000                         30,815     45,186
and $30,000, respectively

OTHER ASSETS
                                                23,463     34,711
                                             _________   _________
  Total assets                             $ 1,116,720 $ 1,352,060


             LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:

Current portion of long-term debt             $  -        $ 35,542

Accounts payable                               40,886       46,922

Accrued liabilities                           201,343       82,500
                                            _________    _________
  Total current liabilities                   242,229      164,964


OTHER LONG-TERM LIABILITIES                   206,494      293,908


DEFERRED INCOME                               778,367      612,360


COMMITMENTS AND CONTINGENCIES (Note 4)


SHAREHOLDERS' EQUITY (DEFICIT):

Preferred stock, 5,000,000 shares
 authorized, none issued or                     -            -
 outstanding

Common stock, no par value, 100,000,000
 shares authorized,                         4,456,457    4,456,457
 6,056,986 shares issued
 and outstanding

Accumulated deficit                        (4,566,827)  (4,175,629)
                                            _________    _________
  Total shareholders' equity (deficit)       (110,370)     280,828
                                            _________    _________
  Total liabilities and
    shareholders' equity (deficit)        $ 1,116,720  $ 1,352,060

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                         Periods Ended

                              December 28, December 29, December 31,
                                1997         1996         1995
                               ___________________________________

REVENUES:

Net sales                       $ 226,009   $ 109,806 $ 592,316

Joint venture revenues             -          107,662   171,606

    Franchising fees from
restaurants under                  15,572      40,459     -
  sales contracts

Franchising revenues              341,546     307,549   295,313

Equipment lease income
                                   77,776      51,439    63,989

Gain on sales of restaurants       67,938      -         21,777

Gain on restaurant closures        -           -         86,766

Other
                                   66,161      67,773    13,317
                                  _______________________________

Total revenues                    795,002     684,688   1,245,084


COST AND EXPENSES:

Cost of sales                     183,562     158,111   732,343

General and administrative        704,960     798,675   484,656

Provision for litigation
 expenses                         200,000        -         -

Depreciation and amortization      32,893      58,371    87,147

Loss on sales of restaurants         -         14,266      -

Loss on restaurant closures       146,067        -         -
                               __________________________________

Total costs and expenses
                                1,267,482   1,029,423   1,304,146


Loss from operations             (472,480)   (344,735)  (59,062)

OTHER INCOME (EXPENSE):

Interest expense                     (672)    (96,734) (104,220)


Interest and dividend income
                                   81,954     180,135   176,730
                               ____________________________________

Total other income (expense)
                                   81,282      83,401    72,510



NET INCOME (LOSS)              $ (391,198) $ (261,334) $ 13,448
                               ____________________________________

BASIC AND DILUTED NET INCOME
(LOSS) PER SHARE                   $ (.06)     $ (.04)   $ -


HUDSON'S GRILL OF AMERICA, INC.CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                  (DEFICIT)

      For the Period from January 2, 1995 through December 28, 1997


                             Common Stock        Accumulated
                          Shares     Amount      Deficit     Total

BALANCES, January 2,
 1995                  6,056,986 $4,456,457     $(3,927,743) $528,714

Net income                     -        -            13,448    13,448
                       _________ __________     ___________  ________

BALANCES, December 31,
 1995                  6,056,986  4,456,457      (3,914,295)  542,162

Net loss                    -        -             (261,334) (261,334)
                       _________  _________      __________   _______

BALANCES, December 29,
 1996                  6,056,986  4,456,457      (4,175,629)  280,828

Net loss                    -          -           (391,198) (391,198)
                       ________   _________       _________   _______

BALANCES, December 28,
 1997                 6,056,986  $4,456,457     $(4,566,827) $(110,370)

HUDSON'S GRILL OF AMERICA, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Periods Ended

                                       December 28, December 29, December 31,
                                          1997         1996         1995

                                        __________________________________

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                     $ (391,198) $ (261,334) $ 13,448

Adjustments to reconcile net income
(loss) to net cash

used by operating activities:

Depreciation and amortization              32,893      58,371    87,147

(Gain) loss on sales and closures of       78,129      14,266   (108,543)
       restaurants

Provision for bad debts                    33,000      -         -

Changes in assets and liabilities:

Accounts receivable                        (3,665)   (113,584)   (57,715)

Prepaid expenses and other                 (6,694)        218    (11,865)

Accounts payable                           (6,836)      9,493     36,756

Accrued liabilities and other
                                           53,644      61,935   (314,674)

Net cash used by operating activities    (210,727)   (230,635)  (355,446)
                                        __________________________________



CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment       (15,234)    (14,012)     -

Net proceeds from sales of assets          -          116,821     12,182

Notes receivable principal payments       179,207     160,123    124,204

Leases receivable principal payments       34,769      85,006    101,300

Decrease in other assets
                                           11,248      -          24,409

Net cash provided by investing
 activities                               209,990     347,938    262,095
                                        __________________________________



CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from notes payable                -           -          40,000

Repayments of notes payable               (35,542)    (86,918)  (141,104)

Buydown of franchise fees
                                               -       -         150,000


Net cash provided (used) by
 financing activities                     (35,542)    (86,918)    48,896

NET INCREASE (DECREASE) IN CASH AND
CASH                                      (36,279)     30,385    (44,455)
EQUIVALENTS

CASH AND CASH EQUIVALENTS, beginning
of period                                  78,680      48,295     92,750

CASH AND CASH EQUIVALENTS, end of period $ 42,401    $ 78,680   $ 48,295

SUPPLEMENTAL CASH FLOW INFORMATION -
Interest paid                               $ 672    $ 96,734  $ 103,714



                               -Continued-
                     HUDSON'S GRILL OF AMERICA, INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     HUDSON'S GRILL OF AMERICA, INC.

            CONSOLIDATED STATEMENTS OF CASH FLOWS, continued


     SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS:

Year Ended December 28, 1997

     In connection with the sale of a restaurant, the Company received a note receivable of $114,200 and a lease receivable of approximately $155,000.

Year Ended December 29, 1996

     In connection with the sale of a restaurant, the Company received a note receivable of $294,000.

     In connection with the sale of another restaurant, the Company received a note receivable of $282,086 and a lease receivable of
     $450,000. The note and lease receivable were foreclosed on during 1996 and the location repossessed.

     A note and lease receivable in the total amount of $195,000 were foreclosed upon by the Company and the location repossessed.

     A note receivable in the amount of $1,269,066, including accrued interest due from a related party was decreased by $118,221 by the Company and the remaining note receivable was assigned to the holder of a note payable in the amount of $1,150,845, including accrued interest, in full satisfaction of the note payable.

Year Ended December 31, 1995

     In connection with the sale of a restaurant and equipment, the Company received two notes receivable totaling $100,000 and leases receivable totaling $320,000.



1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Hudson's Grill of America, Inc. (the "Company") franchises and previously owned and operated full-service restaurants, primarily in Southern California and Texas. As of December 28, 1997, the Company has eleven franchised restaurants. Additionally, it owns two restaurants, both of which were closed in early 1998. In December 1997, the Company began construction of a training store in Richardson, Texas that will be owned and operated by a subsidiary of the Company. In January 1998, the Company took over the operations of one of the franchised restaurants.

  The consolidated financial statements include the Company and its wholly-owned subsidiaries, Equipco, Inc., Hudson's Grill of
  Whittier, Inc., Hudson's Grill International, Inc., and Hudson's Grill of Richardson, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

  Restaurants Held for Sale
  As of December 28, 1997, the remaining restaurant held for sale was operated pursuant to a sales agreement with a prospective purchaser. The Company has ceased recording operating revenues and expenses on the restaurant location, but records franchising and advertising fees from the restaurant under a sales contract and equipment rental fees (see Note 8). The assets of the restaurant held for sale were primarily property and equipment and a liquor license.
This location was closed in early 1998 and the related net
  assets were expensed as loss on restaurant closures as of December 28, 1997 (see Note 4). Previously, certain restaurants held for sale were operated under joint venture agreements with prospective purchasers.

  Cash and Cash Equivalents
  Cash and cash equivalents for purposes of reporting cash flows consist of cash and short-term investments purchased with an original maturity of three months or less.

  Non-Current Assets
  Predominantly all of the Company's property and equipment was leased under operating leases to prospective purchasers at
  December 28, 1997 and December 29, 1996. Depreciation of property and equipment is recognized using the straight-line method over the estimated lives of the assets (generally five to seven years). Amortization of leaseholds is recognized using the straight-line method over the shorter of the initial term of the respective lease or the service life of the leased asset.

  Liquor licenses are recorded at cost and are amortized over ten years.

  Revenue Recognition
  Initial franchise fees are recognized as revenue when all material services or conditions relating to the sale have been substantially performed or satisfied. Continuing franchise fees are recognized as revenue as the fees are earned and become receivable from the franchisee.

  Income Taxes
  Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial and income tax reporting bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Stock-Based Compensation
  In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123 "Accounting for Stock-Based
  Compensation", which requires recognition of the value of stock options and warrants granted based on an option pricing model.
  However, as permitted by SFAS No. 123, the Company continues to account for stock options and warrants granted to directors and employees pursuant to APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. See Note 7.

  Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items in the accompanying financial statements that include estimates are notes
and leases receivable and lease contingencies.   Actual results
  could differ materially from those estimates.

  Income (loss) per share
  Income (loss) per share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per
  Share". Basic income (loss) per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted income (loss) per share takes common equivalent shares into consideration. However, common equivalent shares are not considered if their effect is antidilutive. Common stock equivalents consist of outstanding stock options and warrants. Common stock equivalents are assumed to be exercised with the related proceeds used to repurchase outstanding shares except when the effect would be antidilutive. Common equivalent shares were antidilutive in the periods ended December 28, 1997, December 29, 1996 and
  December 31, 1995.

  The weighted average number of shares outstanding used in the income (loss) per share computation was 6,056,986 for each of the periods ended December 28, 1997, December 29, 1996 and December 31, 1995.

  Impact of Recently Issued Pronouncements
  Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

  Statement 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on the future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

  Continued Operations
  The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred recurring losses from operations and has a shareholders' deficit of $110,310 as of December 28, 1997. In addition, the Company has significant contingent liabilities for future lease payments on closed restaurant locations as described in
Note 4. These issues raise substantial doubt of the Company's ability to continue as a going concern. Management of the Company intends to open Company owned restaurant
  locations and continue to sell franchises in an attempt to improve operating results. They also believe the contingent lease liabilities can be settled without a significantly adverse effect on the Company.

2.   FRANCHISE ACTIVITIES

  In 1991, the Company commenced franchising its Hudson's Grill concept.
Under the terms of the standard franchise agreement,
  the franchisees are obligated to pay the Company an initial franchise fee of $25,000, and a weekly continuing royalty fee of 4% of gross restaurant revenues, and must spend 3% of gross sales on approved advertising, including a weekly 1% marketing fee contributed to the Company's marketing fund. The Company is obligated to provide initial training, continuing management assistance, administration of advertising and sales promotion programs and establishment and monitoring of a marketing fund.

  Franchising revenues consisted of:

                                PERIODS ENDED
                     ___________________________________
                     DECEMBER 28,DECEMBER 29, DECEMBER 31,

                     1997        1996          1995

                     ____________________________________



INITIAL FRANCHISE
REVENUES              $ 50,000    & 20,000    $ 74,375

CONTINUING
FRANCHISE REVENUES     291,546     287,549     220,938


    TOTAL FRANCHISE
       REVENUES      $ 341,546   $ 307,549   $ 295,313


  In November 1995, the Company received $150,000 from a franchisee to prepay franchise fees. The Company recorded the amount received as deferred income and will amortize it to income over the life of the agreement. The balance at December 28, 1997 is $113,520.

3.   NOTES AND LEASES RECEIVABLE

  At December 31, 1995 the Company had a note receivable with a balance of $1,199,114 from its Texas franchisee. A principal shareholder of the Company owns an interest in this entity, and Travis L. Bryant , a former director, owned an interest in this entity until 1994. An offset agreement existed in which the Company could offset any past due amounts on the note against a note payable to Mr. Bryant. During 1996, the balance of the note and related accrued interest was reduced by $118,221 and the Company entered into an agreement with Mr. Bryant whereby the Company assigned its interest in the reduced note to Bryant in full satisfaction of the note payable to him. The reduction of the balance of the note receivable and accrued interest of $118,221 was charged to expense in 1996. In exchange for the note reduction, the Texas franchisee assigned a 2% royalty interest in the sales of certain restaurants to the Company.

  In connection with the sale of restaurants in the period ended January 2, 1994, the Company received a note for $490,000 with annual installments of principal and interest at prime plus 2% due over five years. The balance of the note at December 29, 1996 was $118,486.  The note was repaid in 1997.

  In connection with the sale of a restaurant in the period ended January 1, 1995, the Company received a note for $262,800. The note bears interest at a rate equal to the greater of prime plus 2% or 9%, adjusted on a quarterly basis. Payments of interest only were required for one year, after which ninety-six monthly payments are required in amounts necessary to amortize the remaining principal balance of the note. The balance of the note receivable at December 28, 1997 and December 29, 1996, was $235,272
  and $250,300, respectively.

  In connection with the sale of a restaurant in the period ended December 29, 1996, the Company received a $294,000 note which bears interest at 10.25%. The note requires annual installments of principal and interest of $76,800 due over four years and a final payment of $76,655. The balance of the note receivable at December 28, 1997 and December 29, 1996 was $234,507 and
  $278,245, respectively.

  In connection with the sale of a restaurant in the period ended December 28, 1997, the Company received a $114,200 note which bears interest at the greater of prime plus 2% or 12%. Payments of interest only are required for one year, after which ninety-six monthly payments are required in amounts necessary to amortize the remaining principal balance of the note. The balance of the note was $114,200 at December 28, 1997.

  Each of the notes that arose from the sales of the various restaurants referred to above are collateralized with certain assets of those restaurants.

  The Company also leased the restaurant equipment to the purchasers of the restaurants sold in the periods ended December 28, 1997 and January 1, 1995. The leases have been classified as sales-type leases. The net carrying value of the leases receivable at
  December 28, 1997 and December 29, 1996 is $340,879 and $207,697,
  respectively.

  Future lease payments required under these agreements are as follows:

  Due in fiscal periods ending:


January 3, 1999                    $ 78,000

January 2, 2000                      78,000

December 31, 2000                    78,000

December 30, 2001                    78,000

December 29, 2002                    78,000

Thereafter                          173,686
                                   ________
Total                               563,686

Less amount representing
 unearned interest                 (222,807)
                                   ________

                                  $ 340,879

4.   COMMITMENTS AND CONTINGENCIES

  The Company's restaurant buildings and certain equipment are operated under noncancellable operating leases. Terms of these leases extend from 3 to 25 years. Certain leases are guaranteed by former directors. In addition to amounts included below, the leases generally provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased property, plus a percentage of gross receipts in excess of certain limits stated in the lease agreements. As explained in Note
  8, most of the Company's remaining restaurants are operated by third parties pursuant to sales agreements and the rental payments are being made by those parties.

  The following is a summary by periods of future minimum lease payments on the restaurant locations:

  Fiscal period ending:

January 3, 1999                 $  272,384

January 2, 2000                    313,790

December 31, 2000                  313,790

December 30, 2001                  330,280

December 29, 2002                  330,280

Thereafter                       3,427,475



Total minimum lease payments  $  4,987,999

  In addition to the leases discussed above, the Company has assigned to the purchasers the leases of buildings for eight restaurants previously sold. The Company is secondarily liable for the lease payments on these restaurants should the purchasers not fulfill their responsibility under the leases. The future lease payments for these restaurants total approximately $8,660,000 at December 28,
  1997. In addition, the Company may be secondarily liable under other leases for restaurants sold in prior years.

  Total rental expenses for operating leases were $19,129, $28,892, and $31,483 for the periods ended December 28, 1997, December
  29, 1996, December 31, 1995, respectively.

  Subsequent to December 28, 1997, the Company closed its Westlake and Whittier locations and ceased paying rent under the related lease agreements. The Company recorded a loss on the restaurant closures as of December 28, 1997 of $160,790, which represented the book value of the restaurant equipment that was forfeited to the landlords. However, the Westlake and Whittier lease agreements do not expire until the years 2010 and 2011, respectively, and the remaining payments under the lease agreements are approximately $2,200,000 and $1,600,000, respectively. The landlord for the Westlake location has filed a lawsuit against the
  Company to attempt to recover any losses it may incur. A lawsuit on the Whittier location has not yet been filed but is considered likely. The Company and its legal counsel believe the Company has several courses of action to mitigate any additional liability under the lease agreements, but that the additional liability could range up to a total in excess of $1,000,000 for the two leases. The total future lease payments under these leases are included in the future minimum lease payment schedule above. Also, in March
  1998, a former franchisee initiated an action against the Company claiming damages related to losses sustained by the franchisee as a result of a restaurant location operated under a joint venture agreement with the Company. The damages claimed by the franchisee are between $140,000 and $350,000, plus punitive damages. The Company believes the lawsuit to be without merit and intends to vigorously defend itself against the action. The amount of loss, if any, as a result of these three matters cannot presently be determined, however, a provision for litigation expenses of $200,000 has been accrued in the accompanying financial statements.

5.   LONG-TERM DEBT

  Long-term debt at December 29, 1996 consisted of a note payable with a balance of $31,230 that was repaid in 1997.


6.   INCOME TAXES

  There was no income tax provision in 1997, 1996 and 1995 due to the net loss in 1997 and 1996 and the application of tax net operating loss carryforwards in 1995.

  Deferred income taxes are provided for temporary differences between income tax and financial reporting as of December 28, 1997 and December 29, 1996 as follows:

                                   December 28, December 29,

                                     1997         1996
                                   ________________________

Deferred tax asset:

   Depreciation                    $ 165,000  $ 137,000

   Net operating loss                231,000    197,000

   Accrued settlement                 -          27,000

   Deferral income and rent          251,000    171,000

   Valuation allowance              (647,000)  (532,000)

                                    $          $
                                        -           -


  At December 28, 1997, the Company had net operating loss (NOL) and investment tax credit carryforwards for Federal income tax purposes of approximately $930,000 and $180,000, respectively. Use of these carryforwards (with the exception of approximately $760,000 of the NOL carryforward) are limited.

7.   SHAREHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

  Preferred Stock
  The Company is authorized to issue up to 5,000,000 shares of preferred stock. It can be issued with rights and preferences as determined by the Company's board of directors.

  Stock Option Plans
  The Company has an incentive stock option plan ("ISO") which provides for the issuance of options to officers, directors and employees to purchase up to 825,000 shares of the Company's common stock. Options are exercisable at prices equal to the fair market value of common stock at the grant date, vest 20% annually and expire generally within five years. The Company also has a Directors' Stock Option Plan ("DSO"). This plan provides for the issuance of up to 200,000 shares of stock to non-employee directors in increments of 10,000 shares every two years. Options will be issued at the average of the closing bid-ask price on the date of the grant. No options were outstanding as of December 28, 1997, December 29, 1996, or December 31, 1995 under either plan.

  Other Options and Warrants
  In connection with a transaction with another company in 1991, the Company issued a warrant to acquire 100,000 shares of the
  Company's common stock at $1.00 per share. This warrant expired unexercised on January 1, 1996.

  In January 1994, in connection with a debt restructuring agreement, the Company issued warrants to a former director. The warrants are exercisable for 4,000,000 shares of common stock at $.0625 per share and expire in 2004. The exercise price approximated the market value of the stock at the time of grant. None of the warrants had been exercised as of December 28, 1997.
  During 1995, the Company granted options to an officer to purchase 400,000 shares of common stock with 100,000 shares vesting each year from 1995 to 1998. The exercise price is the market price at time of vesting. The exercise prices of the shares vested in
  1997, 1996 and 1995 are $.14, $.17 and $.11 per share, respectively. All the options expire, if not exercised, in May 2003. During
  1997, the final 100,000 options due under this agreement were canceled.

  The following table summarizes the option and warrant activity for the years ended December 28, 1997, December 29, 1996 and
  December 31, 1995:

                December 28,         December 29,       December 31,
                 1997                   1996               1995


                         Weighted             Weighted            Weighted
                         Average              Average             Average
               Number    Exercise   Number    Exercise  Number    Exercise
               of Shares Price      of Shares Price     of Shares Price


Outstanding,
beginning of
year           4,200,000 .07        4,200,000  .09      4,100,000  .09
Granted to
 officer
 and director    100,000 .14          100,000  .17        100,000  .11
Expired            -      -         (100,000)  1.00          -      -

Exercised          -      -            -        -            -      -

                ____________        ______________        ____________

Outstanding,   4,300,000 .07        4,200,000  .07      4,200,000  .09
end of year

  As of December 28, 1997, 4,300,000 options and warrants were exercisable. If not previously exercised, warrants and options outstanding at December 28, 1997 will expire as follows:

Period          Number of     Weighted Average
Ending          Shares        Exercise Price


 2003           300,000      .14
 2004         4,000,000      .06
              __________________
              4,300,000      .07


  The weighted average exercise price equaled the market price for all warrants and options granted during the periods ended
  December 28, 1997, December 29, 1996 and December 31, 1995.

  Pro Forma Stock Based Compensation Disclosures
  As reflected in Note 1, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options.
  Accordingly, no compensation cost has been recognized for grants of options to the employees since the exercise prices were not less than the fair value of the Company's common stock on the measurement date. Had compensation been determined based on the fair value at the measurement dates for awards under those plans consistent with the method prescribed by SFAS No.123, the
  Company's net income (loss) and earnings per share would have been changed to the pro forma amounts indicated below.


                                    Period Ended

                        December 28,   December 29,     December 31,
                           1997           1996             1995

Net income (loss)

As reported               $(391,198)     $(261,334)         $13,448
Pro forma                  (399,558)      (276,334)           3,448

Net income (loss) per
common share

As reported                  $ (.06)        $ (.04)             -
Pro forma                      (.06)          (.05)             -

  The fair value of the options granted in 1997, 1996 and 1995 were estimated on the date of vesting using the Black-Scholes option-
  pricing model with the following weighted assumptions:


                                  Period Ended

                           December 28,  December 29,  December 31,
                             1997          1996          1995

Expected volatility           132.3%      116.3%      113.7%
Risk-free interest rate       5.75%       6.25%       6.25%
Expected dividends            -           -           -
Expected terms (in years)     6           7           8


8.   RESTAURANT SALES AND CLOSURES

  During the period ended December 28, 1997, the Company sold one restaurant and initially recorded a deferred gain of $252,284, to be amortized into income over the terms of the related note and lease receivable (see Note 3). Additionally, as described in Note
  4, the Company closed the Westlake and Whittier locations in March 1998 and recorded a loss on restaurant closure of $160,790 as of December 28, 1997.

  During the period ended December 29, 1996, the Company sold two restaurants and initially recorded deferred gains totaling
  $599,421, to be amortized into income over the terms of the related note and lease receivables (see Note 3). In December 1996, the
  Company foreclosed on the purchaser of one of these restaurants. As a result of the foreclosure, the deferred gain of $395,269 was written off against the related note and lease receivable.

  During the period ended December 31, 1995, the Company sold two restaurants and a liquor license for a total loss of $8,550. Also in 1995, the Company reached a final settlement on a lease of a closed restaurant in an amount of $86,766 less than had been previously accrued. This amount was recorded as a gain in the year ended December 31, 1995.


9.   RELATED PARTY TRANSACTIONS

  During the period ended December 28, 1997, the Company incurred fees of $69,000 for legal services provided by a law firm associated with a director of the Company.

10.   FINANCIAL INSTRUMENTS

  Concentrations of Credit Risk
  Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions. In accordance with FASB Statement No. 105,
  Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with
  Concentrations of Credit Risk, the credit risk amounts shown do not take into account the value of any collateral or security.

  Financial instruments that subject the Company to credit risk consist principally of accounts receivable, cash on deposit and notes and leases receivable.

  At December 28, 1997, accounts receivable totaled $69,830, net of an allowance for doubtful accounts of $49,000. The Company does not require collateral for accounts receivable, but performs periodic credit evaluations on its customers' financial condition and believes that the allowance for doubtful accounts is adequate.

  The Company periodically maintains cash balances in excess of FDIC insurance limits.

  Notes and leases receivables are described in Note 3.

  Fair Value of Financial Instruments
  The estimated fair values of the Company's financial instruments were determined by management using available market information and appropriate valuation methodologies. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange.

  At December 28, 1997, cash, accounts receivable and accounts payable have fair values that approximate book values based on their short term or demand maturity. The fair values of notes receivable and notes payable are based on estimated discounted cash flows. The fair values of these instruments approximate book values at December 28, 1997.